EXHIBIT 12.1

CHC Group Ltd.
Ratio of Earnings to Fixed Charges (Dollars in thousands)

	For the year ended April 30,										For the three months ended July 31,
	2010		2011		2012		2013		2014		2014
Fixed Charges:
Interest, including amortization of deferred financing charges, discounts and other charges	$84,969		$153,389		$132,871		$150,151		$187,250		$49,529
Interest portion of rental payments	70,483		77,273		81,084		94,403		136,086		43,890
Total fixed charges	$155,452		$230,662		$213,955		$244,554		$323,336		$93,419
Loss from continuing operations before income taxes and earnings from equity accounted investees, plus distributed income from equity investees less capitalized interest	$(74,629)		$(98,918)		$(34,732)		$(65,731)		$(145,009)		$(28,488)
Plus: fixed charges (calculated above)	155,452		230,662		213,955		244,554		323,336		93,419
Earnings available to cover fixed charges	$80,823		$131,744		$179,223		$178,823		$178,327		$64,931
Ratio of earnings to fixed charges	—	(1)	—	(2)	—	(3)	—	(4)	—	(5)		(6)

1.	Earnings were insufficient to cover fixed charges by $74.6 million for the year ended April 30, 2010.

2.	Earnings were insufficient to cover fixed charges by $98.9 million for the year ended April 30, 2011.

3.	Earnings were insufficient to cover fixed charges by $34.7 million for the year ended April 30, 2012.

4.	Earnings were insufficient to cover fixed charges by $65.7 million for the year ended April 30, 2013.

5.	Earnings were insufficient to cover fixed charges by $145.0 million for the year ended April 30, 2014.

6.	Earnings were insufficient to cover fixed charges by $28.5 million for the three months ended July 31, 2014.